As filed with the Securities and Exchange Commission
                            on October 21, 1996
                                   Registration No.  33-
=================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                         ________________________

                                 FORM S-3
                          REGISTRATION STATEMENT


                                   Under
                        THE SECURITIES ACT OF 1933
                           _____________________

                          PERMA-FIX ENVIRONMENTAL
                              SERVICES, INC.
            (Exact name of registrant as specified in charter)

    DELAWARE                                      58-1954497
(State or other jurisdiction of             (I.R.S. Employer
 incorporation or organization)             Identification No.)


                         1940 Northwest 67th Place
                      Gainesville, Florida 32606-1649
                              (352) 373-4200
           (Address, including zip code, and telephone number,
including area code, of registrant's principal executive office)
                           _____________________

                          DR. LOUIS F. CENTOFANTI
                           Chairman of the Board
                  Perma-Fix Environmental Services, Inc.
                         1940 Northwest 67th Place
                     Gainesville, Florida  32606-1649
                              (352) 373-4200
           (Address, including zip code, and telephone number,
                including area code, of agent for service)
                           _____________________

                                 Copy to:

                        IRWIN H. STEINHORN, ESQUIRE
                             Conner & Winters
                     One Leadership Square, Suite 1700
                            211 North Robinson
                      Oklahoma City, Oklahoma  73102
                              (405) 272-5711

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: / /

                    CALCULATION OF REGISTRATION FEE(1)

                                Proposed     Proposed
Title of Each                   Maximum      Maximum
  Class of         Amount       Offering     Aggregate     Amount of
Securities to      to be         Price       Offering     Registration
be Registered    Registered     Per Unit      Price          Fee(1)
_____________    ___________   __________   ___________   ____________
Common Stock     6,450,000(2)  $2.28125(3)  $14,714.062   $3,148.20(2)
$.001 par value     Shares

Common Stock     1,000,000(4)  $2.00(4)     $ 2,000,000   $  606.06(4)
$.001 par value     Shares

Common Stock,    1,000,000(5)  $3.50(5)     $ 3,500,000   $1,206.90(5)
$.001 par value     Shares

_______________

(1) Estimated in accordance with Rule 457 solely for the purposes of calculating the registration fee.

(2) Includes, as follows: (i) 3,700,000 shares of Common Stock to be issued upon conversion of the Company's Series 3 Class C Convertible Preferred Stock, par value $.001 per share ("Series 3 Preferred Stock") previously issued to RBB Bank Aktiengesellschaft ("RBB Bank") in connection with a private placement ("Private Placement"); (ii) 330,000 shares to be issued by the Company to RBB Bank in payment of accrued dividends on the Series 3 Preferred Stock during the twenty-four (24)-month period from the date of issuance of the Series 3 Preferred Stock pursuant to the terms of the Series 3 Preferred Stock, assuming the price of the Common Stock is $2.00 a share at the time of such dividends; (iii) 500,000 shares of Common Stock to be issued upon the exercise of two (2) warrants, with an exercise price of $1.50 per share, subject to adjustment under certain circumstances, one (1) of which was previously issued by the Registrant to an investment banking firm as partial payment for services rendered in connection with the Private Placement and pursuant to the terms of an agreement between the Company and the investment banking firm and one (1) of which was previously issued by the Registrant to a private company in connection with services rendered to the Company; (iv)
    600,000 shares of Common Stock to be issued upon the exercise of four (4) warrants, with an exercise price of $1.75 per share, subject to adjustment under certain circumstances, one (1) of which was previously issued by the Registrant to an investment banking firm as partial payment for services rendered in connection with the Private Placement, one (1) of which was issued to an individual unrelated to the Company for services rendered to the Company, one (1) of which was issued to a private company in connection with services rendered to the Company, and one (1) of which was issued to a director of the Company for services rendered to the Company; (v) 195,000 shares of Common Stock to be issued upon the exercise of one (1) warrant, with an exercise price of $0.73 per share, subject to adjustment under certain circumstances, which was issued to an investment banking firm as partial payment for services rendered in connection with a previous offering pursuant to an offshore transaction with RBB Bank; and (vi) 125,000 shares of Common Stock to be issued upon the exercise of two (2) warrants, both with an exercise price of $1.06 per share, subject to adjustment under certain circumstances, which were issued to a private company for services rendered to the Company. The fee was computed pursuant to Rule 457(g).

(3) Estimated in accordance with Rule 457 solely for the purposes of calculating the registration fee. Based on the average of the high and low prices of $2 and $1-13/16 per share, respectively, determined as of the close of business on October 15, 1996.

(4) These shares are to be issued upon exercise of one (1) warrant previously issued to RBB Bank by the Registrant in connection with the Private Placement. The exercise price of this warrant is $2.00 per share. The fee was calculated pursuant to Rule 457(g).

(5) These shares are to be issued upon exercise of one (1) warrant previously issued to RBB Bank by the Registrant in connection with the Private Placement. The exercise price of this warrant is $3.50 per share. The fee was computed pursuant to Rule 457(g).

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  PERMA-FIX ENVIRONMENTAL SERVICES, INC.

                     Cross Reference Sheet Pursuant to
                       Item 501(b) of Regulation S-K

1.  Forepart of the Registration  Forepart of Registration State-
    Statement and Outside Back    ment; Outside Back Cover Page
    Cover Pages of Prospectus     of Prospectus

2.  Inside Front and Outside      Available Information; Incorpor-
    Back Cover Pages of           ation by Reference; Table of
    Prospectus                    Contents

3.  Summary Information; Risk     Risk Factors
    Factors and Ratio of
    Earnings to Fixed
    Charges

4.  Use of Proceeds               Use of Proceeds

5.  Determination of Offering     Not Applicable
    Price

6.  Dilution                      Not Applicable

7.  Selling Security Holders      Summary of Securities Being
                                  Offered; Selling Security
                                  Holders

8.  Plan of Distribution          Plan of Distribution

9.  Description of Securities     Summary of Securities Being
    to be Registered              Offered

10. Interests of Named Experts    Legal Opinion; Experts
    and Counsel

11. Material Changes              Recent Developments

12. Incorporation of Certain      Available Information; Incorpor-
    Information by Reference      ation by Reference

13. Disclosure of Commission      Not Applicable
    Position on Indemnifica-
    tion for Securities Act
    Liabilities

              Subject to Completion:  Dated October 21, 1996

PROSPECTUS

                  PERMA-FIX ENVIRONMENTAL SERVICES, INC.

             7,450,000 Shares of Common Stock, par value $.001




     This prospectus ("Prospectus") covers 7,450,000 shares of the common stock, par value $.001 per share ("Common Stock") of Perma-Fix Environmental Services, Inc., a Delaware corporation (which together with its subsidiaries is referred to herein as the "Company") for reoffer or resale from time to time by the Selling Shareholders. See "Summary Of Securities Being Offered and "Selling Security Holders." Of such shares of Common Stock, (i) 3,700,000 shares are issuable by the Company upon the conversion of 5,500 shares of Series 3 Class C Convertible Preferred Stock, par value $.001 per share ("Series 3 Preferred Stock"), issued by the Company in July, 1996, in connection with a private placement to RBB Bank Aktiengesellschaft ("RBB Bank"), an Austrian bank (the "Private Placement"); (ii) 330,000 shares may be issued by the Company to RBB Bank in payment of dividends accrued on the Series 3 Preferred Stock during the twenty-four (24) month period from the date of issuance of the Series 3 Preferred Stock pursuant to the terms of the Series 3 Preferred Stock, assuming the price of the Common Stock is $2.00 per share at the time of such dividends; (iii) 2,000,000 shares of Common Stock are issuable upon the exercise of two (2) warrants issued to RBB Bank by the Company in connection with the Private Placement, 1,000,000 of which are exercisable at $2.00 per share for a period of five (5) years and 1,000,000 of which are exercisable at $3.50 per share for a period of five (5) years (collectively, the "RBB Warrants"); (iv) 295,000 shares of Common Stock are issuable by the Company upon the exercise of two (2) warrants previously issued by the Company to J. P. Carey Enterprises, Inc. ("Carey"), one of which was issued in connection with a previous offshore transaction made to RBB Bank for 195,000 shares at an exercise price of $0.73 per share and one of which was issued in connection with the Private Placement for 100,000 shares at an exercise price of $1.75 per share; (v) 450,000 shares of Common Stock are issuable by the Company upon the exercise of a warrant previously issued by the Company to J W Charles Financial Services, Inc. ("Charles") in connection with the Private Placement and an agreement entered into between the Company and Charles, all of which are exercisable at $1.50 per share; (vi) 175,000 shares of Common Stock are issuable by the Company upon the exercise of three (3) warrants previously issued by the Company to Search Group Capital, Inc. ("Search") in connection with services rendered to the Company, 125,000 of which are exercisable at $1.06 per share and 50,000 of which are exercisable at $1.50 per share; (vii) 100,000 shares of Common Stock are issuable by the Company upon the exercise of a warrant previously issued by the Company to Marvin S. Rosen ("Rosen") in connection with services rendered to the Company, all of which are exercisable at $1.75 per share; (viii) 200,000 shares of Common Stock are issuable by the Company upon the exercise of a warrant previously issued by the Company to D.H. Blair Investment Banking Corporation ("Blair") in connection with investment banking services rendered to the Company, all of which are exercisable at $1.75 per share, and; (ix) 200,000 shares of Common Stock are issuable by the Company upon the exercise of a warrant previously issued by the Company to Steve Gorlin ("Gorlin"), a director of the Company and a beneficial owner of more than five percent (5%) of the Company's outstanding shares of Common Stock as of the date of this Prospectus, all of which are exercisable at $1.75 per share.

     Although the conversion of all of the Series 3 Preferred Stock could result in the issuance of up to approximately 7,300,000 shares of Common Stock of the Company, depending upon the closing bid price of the Company's Common Stock over the five (5) trading days immediately preceding the conversion date or dates, or more under certain limited circumstances, the terms of the Private Placement require the Company to use reasonable efforts to register only approximately 3,700,000 shares to be issued upon such conversion, which 3,700,000 shares would be the approximate number of shares of Common Stock issued by the Company upon such conversion assuming the average of the closing bid prices of the Company's Common Stock over the five (5) trading days immediately preceding the conversion date or dates equals or exceeds $2.00 per share. See "The Company-- Private Placement" and "Summary of Securities Being Offered."

     The Company's Common Stock is traded on the Boston Stock Exchange ("BSE") and the National Association of Securities Dealers Automated Quotation System Small Cap Market ("NASDAQ") under the symbol "PES" on the BSE and "PESI" on the NASDAQ, and the shares of Common Stock to be offered for sale by the Selling Shareholders pursuant to this Prospectus may be offered for sale on the BSE and the NASDAQ or in privately negotiated transactions. On October 15, 1996, the closing bid price of the Company's Common Stock on the NASDAQ was $1.9375 per share.

     The Company will receive no part of the proceeds of any sale of Common Stock by the Selling Shareholders. The Company will receive the exercise price upon the exercise of the various warrants described above, resulting in the acquisition by the Selling Shareholders of a certain amount of the Common Stock covered by this Prospectus, which Common Stock the Selling Shareholders may reoffer or resell from time to time under this Prospectus. See "Use of Proceeds."

     The Company has agreed to pay all of the costs and fees relating to the registration of the shares of Common Stock covered by this Prospectus, except the Company will not pay any discounts, concessions or commissions payable to underwriters, dealers or agents incident to the offering of the shares of Common Stock covered by this Prospectus or fees and expenses incurred by counsel for the Selling Shareholders.

     The mailing address, including zip code, and the telephone number of the principal executive office of the Company is: 1940
Northwest 67th Place, Gainesville, Florida 32606-1649, and the telephone number is (352) 373-4200.

     INVESTMENT IN THESE SECURITIES INVOLVES A HIGH DEGREE OF
     RISK.  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN
     FACTORS THAT PROSPECTIVE INVESTORS SHOULD CONSIDER PRIOR
     TO AN INVESTMENT IN THESE SECURITIES.
                  _________________________

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
     THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                  __________________________

              The date of this Prospectus is October ____, 1996.

                           AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D. C. 20549, as well as at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street,
Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.
Such materials can also be accessed through the World Wide Web site of the Commission, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is listed on the (i) BSE, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the BSE at One Boston Place, Boston, Massachusetts 02108, and (ii) with NASDAQ, and reports, proxy statements and other information concerning the Company may also be inspected at the NASDAQ offices at 1735 K Street, N.W., Washington, D. C. 20006-1506.

     The Company has filed a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Act, with respect to the Common Stock. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and Exhibits thereto, copies of which may be obtained at prescribed rates upon request to the Commission in Washington, D. C. Any statements contained herein concerning the provisions of any documents are not necessarily complete, and, in each instance, such statements are qualified in their entirety by reference to such document filed as an Exhibit to the Registration Statement or otherwise filed with the Commission.


                        INCORPORATION BY REFERENCE


     The following documents, which have been filed by the Company with the Commission under the Act, and the Exchange Act, are incorporated by reference in this Prospectus:

     (1)  Annual Report on Form 10-K for the year ended
          December 31, 1995;

     (2)  Quarterly Report on Form 10-Q for the quarter ended
          March 31, 1996;

     (3)  Quarterly Report on Form 10-Q for the quarter ended
          June 30, 1996;

     (4)  Current Report on Form 8-K dated February 9, 1996;

     (5)  Current Report on Form 8-K dated February 22, 1996.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus from the respective dates those documents are filed. If any statement in this Prospectus or any document incorporated by reference in this Prospectus is modified or superseded by a statement in this Prospectus, the earlier statement will be deemed, for the purposes of this Prospectus to have been modified or superseded by the subsequent statement, and the earlier statement is incorporated by reference only as modified or to the extent it is not superseded.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to those documents). Requests should be directed to Richard T. Kelecy, Chief Financial Officer, Perma-Fix Environmental Services, Inc., 1940 Northwest 67th Place, Suite A, Gainesville, Florida 32653 (telephone (352) 373-4200).

                               RISK FACTORS

     Prospective purchasers of the Common Stock offered pursuant to this Prospectus should carefully consider the factors set forth below, as well as the other information contained in this Prospectus and incorporated herein by reference, in evaluating an investment in the Securities.

Accumulated Deficits; Net Losses; Future Losses:

     The Company's historical consolidated balance sheet at December 31, 1995, reflected an accumulated deficit of approximately $13,885,000, and the Company's consolidated statement of operations for the year ended December 31, 1995, reflected a net loss of approximately $9,052,000, or a net loss of approximately $1.15 per share. For the six (6) month period ended June 30, 1996, the Company had an unaudited consolidated net loss of approximately $410,000 on unaudited consolidated revenues of approximately $15,750,000, as compared to an unaudited consolidated net loss of approximately $2,074,000 on unaudited consolidated revenues of approximately $18,004,000 for the six (6) months ended June 30, 1995. As of June 30, 1996, the Company's unaudited accumulated deficit was approximately $14,295,000. The Company did report an unaudited consolidated net income for the quarter ended June 30, 1996 of $182,000, or net income of approximately $.02 per share, on unaudited consolidated revenues of approximately $8,178,000, as compared to an unaudited net loss of $1,697,000 or net loss of approximately $.25 per share, on unaudited consolidated revenues of $9,381,000 for the quarter ended June 30, 1995. The Company was formed in 1990 and began operations in 1991. The second quarter of 1996 was the first quarter for which the Company reported a net income since the third quarter of 1994, which net income was due, in part, to steps taken by the Company to improve operations and reduce costs during the later part of 1995 and the first half of 1996. See "The Company--Business Strategy." The unaudited net income for the second quarter of 1996 may not be indicative of the results for the balance of 1996, and, based on past results reported by the Company, there is no assurance that the Company will report a net profit in the future. If the Company is unable to continue to improve its operations and to sustain profitability in the foreseeable future, such would have a material adverse effect on the Company and the Company's liquidity position and may result in the Company's inability to operate as a going concern. This is a forward looking statement and is subject to certain factors that could cause actual results to differ materially from those in the forward-looking statement, including, but not limited to, whether the Company is able to raise additional liquidity in the form of equity or debt if the Company is not able to maintain profitability.

Governmental Regulation:

     The Company's business is subject to extensive, evolving and increasingly stringent federal, state and local environmental laws and regulations. Such federal, state and local environmental laws and regulations govern the Company's activities regarding the treatment, storage, recycling, disposal and transportation of hazardous and non-hazardous waste and low level radioactive waste and require the Company to obtain and maintain permits, licenses and/or approvals in order to conduct its activities regarding hazardous and non-hazardous waste and low level radioactive waste. Failure to obtain and maintain such permits, licenses and/or approvals would have a material adverse effect on the Company, its operations and financial condition. Moreover, as the Company expands its operations it may be required to obtain additional permits, licenses and/or approvals, and there can be no assurance that the Company will be able to do so.

     Because the field of environmental protection is rapidly developing, the Company cannot predict the extent to which its operations may be affected by future enforcement policies as applied to existing laws or by changes to current environmental laws and regulations or enactment of new environmental laws and regulations. Moreover, any predictions regarding possible liability are further complicated by the fact that under current environmental laws the Company could be jointly and severally liable for certain activities of third parties over whom the Company has little or no control.
See "--Potential Environmental Liability." The nature of the Company's business is such that certain levels of capital expenditures are materially necessary to maintain compliance with federal, state or local permit standards. See "The Company--Certain Environmental Expenditures." Although the Company believes that it is currently in substantial compliance with applicable environmental laws and regulations, the Company could be subject to fines, penalties or other liabilities that could have a material adverse effect as a result of existing or subsequently enacted laws and regulations. See "The Company--Certain Environmental Expenditures."

     The Company's lack of liquidity prior to the Private Placement had a negative impact on the Company's ability to operate its business and on the Company's ability to remain in compliance with various federal, state and local environmental regulations. Violation of such federal, state and local regulations could result in the loss of one or more of the Company's permits or subject the Company to substantial fines, penalties or other liabilities that could have a material adverse impact on the Company's business.

Potential Environmental Liability:

     The Company's business involves rendering services in connection with management of waste, including hazardous waste and low level radioactive waste, and the nature of this business is such that the Company cannot avoid exposure to significant risk of liability for damages. Such liability could involve, for example: claims for clean-up costs, personal injury or damage to the environment in cases in which the Company is held responsible for the release of hazardous or radioactive materials; claims of employees, customers or third parties for personal injury or property damage occurring in the course of the Company's operations; and claims alleging negligence or professional errors or omissions in the planning or performance of its services or in the providing of its products. In addition, the Company could be deemed a responsible party for the cost of clean-up of any property which may be contaminated by hazardous substances generated by the Company or transported by the Company to a site selected by the Company, including properties owned or leased by the Company. The Company could also be subject to fines and civil penalties in connection with violations of regulatory requirements.

     Various federal, state and local laws and regulations have been enacted regarding the handling and management of waste and creating liability for environmental contamination caused by it. The Company is likely to be subject to extensive compliance review by federal, state and local environmental regulatory authorities. The Company has implemented or will implement procedures at each of its facilities designed to help assure compliance with applicable environmental laws and regulations. This is a forward looking statement, and is subject to certain factors which could cause the actual implementation of procedures to be performed inadequately or not incompliance with applicable environmental laws and regulations, if at all. Such factors include, but are not limited to, the inability of the Company to internally finance implementation of environmental procedures due to net losses, a lack of liquidity or the potentially high cost of such implementation, an inability to secure external financing for such implementation, the inability of the Company to retain or maintain appropriate personnel to implement environmental procedures, or the modification or revision of environmental laws and regulations such that the Company is not reasonably able to implement procedures which would comply with such laws and regulations. Noncompliance with environmental laws and regulations, including failure to implement required procedures regarding such laws and regulations, could result in civil or criminal enforcement actions or private actions, mandatory cleanup requirements, revocation of required permits or licenses, denial of applications for future permits, or significant fines, penalties or damages, any of which could have a material adverse effect on the Company, its operations and financial condition.

     In connection with the Company's waste management services, the Company may, from time to time, generate both hazardous and non-hazardous waste which it transports to other facilities for destruction or disposal. The Company also acts as a broker for customers in connection with the transportation, treatment and/or disposal of hazardous and non-hazardous waste. As a generator or broker of hazardous substances delivered to a disposal facility, the Company potentially could be a responsible party (as defined under applicable laws) notwithstanding any absence of fault on the part of the Company. If the Company were deemed a responsible party, it could be subject to substantial clean-up costs, fines and penalties. Specifically, liability under the Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA"), which authorizes the United States Environmental Protection Agency ("EPA") or a private party to require companies to remediate contaminated or polluted sites, is joint and several. Therefore, under CERCLA, the Company could be held responsible for all clean-up costs at a site as to which it was deemed a responsible party regardless of its proportionate responsibility for the site pollution. While the Company believes that, as a practical matter, the EPA and the courts attempt to allocate clean-up costs among the various potentially responsible parties for a site, no assurance can be made that such allocation would occur should the Company be deemed a responsible party for a clean-up site. If the Company were deemed a responsible party regarding one or more sites, it could have a material adverse effect on the Company's operations and financial condition.
Further, the Company will be liable to remediate sites on which it operates its hazardous waste treatment, storage and disposal facilities under the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), if such sites become contaminated. The Company is, as of the date of this Prospectus, remediating one (1) site on which it operates such a RCRA permitted treatment and storage facility that became contaminated prior to being acquired by the Company in 1993, and one (1) site that was leased by a company acquired by the Company in 1994. It is possible that remediation of these sites under RCRA could have a material adverse effect on the Company. See "The Company--Certain Environmental Expenditures" for a discussion of the Company's remediation of these sites.

Potential Increase in Litigation:

     The Company's operations are regulated by numerous laws regarding procedures for waste treatment, storage, recycling, transportation and disposal activities. The waste treatment industry has, in recent years, experienced a significant increase in so-called "toxic-tort" litigation as those injured by contamination seek to recover for personal injuries or property damage. The Company believes that as the Company's operations and activities expand, the potential for litigation alleging that the Company is responsible for contamination or pollution caused by its normal operations, negligence or other misconduct or for accidents which occur in the course of the Company's business activities will similarly increase. Such litigation, if significant and not adequately insured against, could have a material adverse effect upon the Company's operations and financial condition. In addition, involvement in protracted litigation would likely result in expenditure of significant amounts of the Company's time, effort and money, and could prevent the management of the Company from focusing on the operation and expansion of the Company and thereby result in a material adverse effect upon the Company. See "-- Potential Environmental Liability" and "The Company--Recent Developments."

Insurance:

     The business of the Company exposes it to various risks, including claims for causing damage to property, injuries to persons or alleging negligence, or professional errors or omissions in the performance of its services, which claims could be substantial. The Company currently has in place general liability insurance coverage of $1 million per occurrence, with $2 million in the aggregate plus an additional $6 million excess umbrella coverage. In addition, the Company carries contractors' operations and professional liability coverage of $1 million per occurrence and $2 million in the aggregate subject to a $50,000 deductible. The Company is required by EPA regulations to carry environmental impairment liability insurance providing coverage for damages on a "claims made" basis in amounts of at least $1 million per occurrence and $2 million per year in the aggregate. To meet the requirements of customers, the Company has doubled these coverage amounts to $2 million per occurrence and $4 million per year in the aggregate. In addition, the deep well operated by Perma-Fix Treatment Services, Inc. ("PFTS"), a wholly-owned subsidiary of the Company located in Tulsa, Oklahoma, carries environmental impairment liability insurance of $4 million per occurrence and $8 million per year in the aggregate. The cost of the Company's insurance is substantial and is expected to increase. Although the Company believes that its insurance coverage is presently adequate and similar to or greater than the coverage maintained by other companies of its size in the industry, there can be no assurance that liabilities which may be incurred by the Company will be covered by its insurance or that the dollar amount of such liabilities which are covered will not exceed the Company's policy limits. Furthermore, there can be no assurance that the Company will be able to obtain adequate or required insurance coverage in the future or, if obtainable, that such insurance be available at affordable rates. If the Company cannot obtain or maintain such coverage, it would be a violation of its permit conditions and other requirements of the environmental law, rules and regulations under which the Company operates and the Company would be unable to continue certain of its operations. If such events occur, such would have a resulting material adverse effect on the Company's operations and financial condition.

Reliance on Key Employees; Attraction and Retention of Qualified
Professionals:

     The Company is substantially dependent upon the services of Dr. Louis F. Centofanti, its Chairman, President and Chief Executive Officer. The loss of Dr. Centofanti could have a material adverse effect on the Company, its operations and financial condition. The Company's future success depends on its ability to retain and expand its staff of qualified personnel, including environmental specialists and technicians, sales personnel and engineers. There can be no assurance that the Company will be successful in its efforts to attract and retain such personnel as their availability is limited due to the rapid increase in the demand for hazardous waste management services and the highly competitive nature of the hazardous waste management industry.

Dependence on Environmental Regulation and Future Legislation:

     Demand for the Company's services is substantially dependent upon the public's concern with, and the continuation and proliferation of the laws and regulations governing, the treatment, storage, recycling and disposal of hazardous, non-hazardous and low level radioactive waste. A decrease in the level of such concern, the repeal or modification of such laws, or any significant relaxation of related regulations or their requirements relating to the treatment, storage, recycling and disposal of hazardous waste and low level radioactive waste would significantly reduce the demand for the services offered by the Company and could have a material adverse effect on the Company, its operations and financial condition.

Competition:

     The Company competes with numerous companies which are able to provide one or more of the environmental services offered by the Company and many of which may have greater financial, human and other resources than the Company. The increased competition in the waste management industry has resulted in reduced gross margin levels, which are likely to become further reduced due to several factors: (i) as the industry continues to mature, more companies will enter the market; (ii) the current and future competitors of the Company will most likely expand the range of services which they offer; (iii) the current efforts of companies and governmental authorities to encourage waste minimization; and (iv) as the Company and its competitors move into new geographic markets, there will be fewer unserved markets available for Company expansion. The increased competition and reduced gross margin levels could have a material adverse effect on the business and financial condition of the Company. See "The Company--Competitive Conditions."

Voting Control; Ability to Direct Management:

     Prior to the conversion of the Series 3 Preferred Stock or the exercise of any outstanding warrants and options, approximately eleven percent (11%) of the outstanding shares of Common Stock is held by the Company's management, officers and directors. In addition, such persons have options or similar other rights to acquire approximately four percent (4%) of additional shares of the Company's Common Stock. Assuming the options and warrants held by the Company's management, officers and directors which are exercisable within sixty (60) days of the date hereof have been exercised and the Series 3 Preferred Stock held by RBB Bank is not converted and no other outstanding options or warrants are exercised, the Company's management, officers and directors could beneficially own, as a group, approximately fifteen percent (15%) of the outstanding shares of Common Stock.

     Currently, prior to RBB Bank's conversion of the outstanding
Series 3 Preferred Stock and the exercise of the RBB Warrants, RBB
Bank holds 830,728 shares of Common Stock, or approximately nine percent (9%) of the outstanding shares of Common Stock as of the date of this Prospectus. RBB Bank holds the RBB Warrants to purchase up to 2,000,000 additional shares of Common Stock and has the right to convert its Series 3 Preferred Stock into a number of shares of Common Stock of the Company ranging, generally, from approximately 3,700,000 to approximately 7,300,000 shares of Common
Stock, which number could increase under certain limited circumstances. The conversion price is based on the product of the average of the closing bid quotations for the five (5) trading days immediately preceding the conversion date multiplied by seventy-five percent (75%), with the conversion price to be a minimum of $0.75 per share and a maximum of $1.50 per share. The minimum conversion price is reduced by $0.25 per share each time, if any, after July 1, 1996, the Company sustains a net loss, on a consolidated basis, in each of two (2) consecutive quarters. See "The Company--Private Placement" and "Summary of Securities Being Offered." If RBB Bank were to acquire approximately 3,700,000 shares of Common Stock upon conversion of the Series 3 Preferred Stock and exercised all of the RBB Warrants, RBB Bank would own approximately 6,860,728 shares of Common Stock, or approximately forty-two percent (42%) of the outstanding shares of Common Stock of the Company, assuming no other shares of Common Stock are issued by the Company, no other warrants or options are exercised, the Company does not acquire additional shares of Common Stock as treasury stock, and RBB Bank does not dispose of any such shares. If RBB Bank were to acquire 7,300,000 shares of Common Stock upon conversion of the Series 3 Preferred Stock and exercised all of the RBB Warrants, RBB Bank would own approximately 10,460,728 shares of Common Stock, or approximately fifty-three percent (53%) of the outstanding shares of Common Stock of the Company, assuming no other shares of Common Stock are issued by the Company, no other warrants or options are exercised, the Company does not acquire additional shares of Common Stock as treasury stock, and RBB Bank does not dispose of any such shares. In such case, RBB Bank would be the largest single stockholder of the Company and the Company could have insufficient remedies to avoid an actual change in control of the Company, should RBB Bank seek such a change in control. See "The Company-- Private Placement."

     Additionally, under the Loan and Security Agreement ("Heller Agreement") between the Company and Heller Financial, Inc. ("Heller"), the ownership of more than fifty percent (50%) of a class of voting securities of the Company entitled to elect the Board of Directors by any one party or a group acting in concert is a "change of control" and is an "event of default" under the Heller Agreement. Upon such an "event of default," Heller has the right to declare a default and immediately accelerate the debt incurred pursuant to such agreement as well as exercise other remedies described in the Heller Agreement. If the number of shares of Common Stock owned by RBB Bank or hereafter acquired by RBB Bank as a result of conversion of the Series 3 Preferred Stock or exercise of the RBB Warrants results in RBB Bank acquiring over fifty percent (50%) of Common Stock of the Company, such could be an "event of default" under the Heller Agreement. If the debt which the Company has incurred pursuant to the Heller Agreement were accelerated, the Company may not be able to repay such debt on an accelerated basis or replace such debt with alternative financing. Although Heller has consented to the issuance by the Company of the shares of Common Stock to RBB Bank upon conversion of the Series 3 Preferred Stock and exercise of the RBB Warrants, Heller has not specifically consented to the ownership by RBB Bank of more than fifty percent (50%) of the Company's Common Stock. See "--Potential Adverse Effect to Company and Possible Adverse Impact on Earnings Per Share Upon Exercise of Outstanding Warrants and Options; --Barriers to Takeover."

Potential Adverse Effect to Company and Possible Adverse Impact on Earnings Per Share Upon Exercise of Outstanding Warrants and
Options:

     The Company has outstanding warrants, other than the RBB
Warrants, to purchase up to approximately 6,512,060 shares of Common Stock, options to purchase up to approximately 1,118,838 shares of Common Stock and will be obligated to issue to RBB Bank, up to approximately an additional 3,700,000 to 7,300,000 shares of Common Stock (depending upon the price of the Common Stock at the time of conversion) upon conversion of the Series 3 Preferred Stock, which amount could exceed 7,300,000 under certain limited conditions, and 2,000,000 shares of Common Stock upon exercise of the RBB Warrants.
The issuance of Common Stock pursuant to such warrants, options, or conversion of the Series 3 Preferred Stock, could adversely affect the ability of the Company to, and the terms on which it can, raise additional equity capital. In addition, if all or a substantial portion of the warrants and options are exercised and such additional shares of Common Stock are issued to RBB Bank, such would have a substantial adverse impact on an existing stockholder's ownership percentage of the outstanding shares of Common Stock and could result in a "change of control" regarding the Company. Also, in the event the Company generates net income, there could be a substantial adverse impact on earnings per share if such additional shares are issued or to the extent the options and warrants are required to be included in the weighted average shares outstanding calculation. See "--Voting Control; Ability to Direct Management; --Financial Covenant Violations in Recent Quarters."

No Dividends Paid:

     Since its inception, the Company has not paid any cash dividends on its Common Stock. The Company intends to retain future earnings, if any, to provide funds for the operation and/or expansion of its business and, accordingly, does not anticipate paying any cash dividends on its Common Stock in the reasonably foreseeable future. Additionally, pursuant to the Heller Agreement, no dividends may be paid on the Common Stock without Heller's approval.

Barriers to Takeover:

     The Company is a Delaware corporation and is governed, in part, by the provisions of Section 203 of the General Corporation Law of Delaware, an anti-takeover law enacted in 1988. In general, the law prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless it is approved in a prescribed manner. As a result of Section 203, potential acquirers of the Company may be discouraged from attempting to effect acquisition transactions with the Company, thereby possibly depriving holders of the Company's securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions. Further, the Company's Performance Equity Plan, Outside Directors Stock Option Plan and Nonqualified Stock Option Plan provide for the immediate acceleration of, and removal of restrictions from, options and other awards under the Plan upon a "change of control" (as defined). Such provisions may also have the result of discouraging acquisitions of the Company. See "-- Voting Control; Ability to Direct Management."

     RBB Bank holds the RBB Warrants, which entitle RBB Bank to purchase up to 2,000,000 additional shares of Common Stock. In addition, RBB Bank has the right to convert its Series 3 Preferred
Stock into a number of shares of Common Stock of the Company ranging from approximately 3,700,000 to approximately 7,300,000, or potentially more under certain limited circumstances. See "The Company--Private Placement" and "Summary of Securities Being Offered."
If RBB Bank were to acquire approximately 7,300,000 shares of Common
Stock upon conversion of the Series 3 Preferred Stock and it exercised all of the RBB Warrants, RBB Bank would own approximately 10,460,728 shares of Common Stock, or approximately fifty-three percent (53%) of the outstanding shares of Common Stock of the Company, assuming no other shares of Common Stock are issued by the Company and no other warrants or options are exercised. In such event, RBB Bank would be the largest single stockholder of the Company and could have such a significant number of shares of Common Stock within its control that the Company would have insufficient remedies to avoid an actual change in control of the Company in favor of RBB Bank. If RBB Bank obtains ownership of a high percentage of Common Stock of the Company, it could prevent or discourage other persons from attempting to acquire the Company even if RBB Bank does not obtain control of the Company. See "--
Voting Control; Ability to Direct Management."

Need to Authorize Additional Common Stock:

     In the event all of the Series 3 Preferred Stock is converted into the maximum number of shares of Common Stock possible (approximately 7,300,000 shares, assuming that the minimum conversion price is not adjusted, see, "The Company--Private Placement") and all of the warrants granted by the Company that are outstanding as of the date of this Prospectus are exercised, and such conversion and exercise occurs prior to the amendment of the certificate of incorporation of the Company ("Certificate of Incorporation"), such would require the issuance of more shares of Common Stock than are currently authorized and unissued under the Certificate of Incorporation and shares of Common Stock held by the Company as treasury shares. Therefore, and for other reasons, the Company intends to request that the stockholders of the Company approve, at the next annual meeting of the Company currently scheduled for December 3, 1996, the amendment of the Certificate of Incorporation to authorize an additional number of shares of Common Stock so that the Company will have sufficient shares of Common Stock available for issuance upon conversion of the Series 3 Preferred Stock and exercise of all warrants and options previously granted by the Company. If the stockholders of the Company do not approve an amendment to the Certificate of Incorporation authorizing additional shares of Common Stock, the Company would be able to fulfill some, but not all, of its obligations to issue shares of Common Stock if all of the Series 3 Preferred Stock is converted and all warrants and options granted by the Company and outstanding as of the date of this Prospectus are exercised. The Company's inability to fulfill such obligations could result in actions being taken against the Company, including, but not limited to, the filing of lawsuits against the Company, which actions could have a material adverse effect on the Company.


                                THE COMPANY

 Company Overview

     Perma-Fix Environmental Services, Inc., organized in 1990, is a Delaware corporation engaged, through its subsidiaries, in the (i) treatment, storage, recycling, blending and disposal of hazardous and non-hazardous industrial and commercial wastes, and the storage, treatment and disposal of certain low-level radioactive waste; and
(ii) consulting engineering services to industry and government for broad-scope environmental problems. In recent years, the Company has grown through acquisitions and internal development. The Company's executive offices are located at 1940 N.W. 67th Place, Gainesville, Florida 32653.

Principal Products and Services

     The Company is in the following two (2) lines of business: (i) waste management, including off-site and on-site services for the treatment, storage, recycling, blending and disposal of hazardous and non-hazardous wastes and certain low-level radioactive waste; and (ii) environmental engineering and consulting services specializing in waste management, regulatory compliance, environmental permitting, field testing and characterization. The Company presently services industrial and commercial companies primarily located in the Southeast, Midwest and Southwest. Distribution channels for services are primarily direct sales to customers by the Company's sales force or via intermediaries.

Business Strategy

     During 1995, the Company initiated a major restructuring program that included: (i) the closure of several poorly-performing "service centers," which service centers provide on-site waste treatment services to convert certain types of characteristic hazardous wastes into non-hazardous waste by removing those characteristics which categorize such waste as "hazardous" and which treat non-hazardous waste as an alternative to off-site waste treatment and disposal methods; (ii) the consolidation of certain facilities and related personnel into regional profit centers; and
(iii) a reduced cost structure throughout the Company. In conjunction with this restructuring program, the Company recorded during 1995 nonrecurring charges of approximately $987,000 and the write down of the intangible permit of approximately $4,712,000, as related to the acquisition of Perma-Fix of Memphis, Inc. ("PFM"), located in Memphis, Tennessee, in December 1993. In addition to the above, the Company has made various management and personnel changes, including the resignation of its president during the first quarter of 1996, and significant reduction in its corporate overhead. The Company is also implementing a program to upgrade several of these facilities to reduce the cost of waste processing and handling, expand the range of wastes that can be accepted for treatment and blending, and to maintain RCRA permit compliance. See " -- Certain Environmental Expenditures."

Permits and Licenses

     The Company's business is subject to extensive evolving and increasingly stringent federal, state and local environmental laws and regulations. Such federal, state and local environmental laws and regulations govern the Company's activities regarding the treatment, storage, recycling, blending, disposal and transportation of hazardous, non-hazardous and low level radioactive waste and require the Company to obtain and maintain permits, licenses and/or approvals in order to conduct their hazardous, non-hazardous and low level radioactive waste activities. Failure to obtain and maintain such permits or approvals would have a material adverse effect on the Company, its operations and financial condition. Moreover, as the Company expands its operations it may be required to obtain additional approvals or permits, and there can be no assurance that the Company will be able to do so.

     PFTS provides transportation, treatment, storage and disposal of liquid hazardous and non-hazardous wastes, stabilization of liquid and solid drum residues and deep well injection services to manufacturing companies in the region. Prior to disposal, all hazardous liquids are processed in a manner designed to destroy or eliminate the hazardous characteristics of the liquids, except those hazardous wastes for which no treatment has been prescribed by the EPA. These liquids, along with non-hazardous liquids, can be injected into the deep well that has been specifically designed and constructed for this purpose. PFTS has a final RCRA permit to store and treat hazardous waste at its facility and operate its hazardous waste deepwell under interim status. PFTS has proposed that its deep injection well be converted to a non-hazardous waste injection well, and, if this proposal is approved and a non-hazardous waste Underground Injection Control ("UIC") permit is issued to the facility, PFTS will no longer be able to inject into the deep well hazardous liquids for which no treatment standards have been prescribed by the EPA, which the Company does not believe will have a material adverse effect on the Company.

     PFM is a permitted facility that provides transportation, storage and treatment services to hazardous and non-hazardous waste generators throughout the United States. PFM operates a hazardous waste storage facility that primarily blends and processes hazardous and non-hazardous waste liquids, solids and sludges into substitute fuel or as a raw material substitute in cement kilns that have been specially permitted for the processing of hazardous and non-hazardous wastes as fuels. PFM operates under a final RCRA permit relating to its hazardous waste drum storage activities and interim status RCRA permits to store in tanks the hazardous waste which PFM blends and processes into substitute fuels.

     Perma-Fix of Florida, Inc. ("PFF"), located in Gainesville, Florida, handles hazardous waste and treatment of waste liquid scintillation vials ("LSV"), a mixed low-level radioactive/hazardous (flammable) waste, used primarily by the medical research and treatment industry. PFF operates under a final RCRA permit and a low level radioactive permit issued by the appropriate authorities of the State of Florida. PFF's low-level radioactive license was issued on August 18, 1995, which was amended on March 13, 1996 for expanded low level radioactive waste management activities.

     Perma-Fix of Dayton, Inc. ("PFD"), located in Dayton, Ohio, operates a permitted hazardous waste treatment and storage facility to collect and treat oily waste waters and used oil from both small and large quantity generators and provides hazardous waste treatment services for collecting and processing organic solvents, sludges, and solids for use as secondary fuels in cement kilns. PFD operates under a RCRA Part B permit which was granted January 3, 1996.

     The Company also believes that its treatment, storage and disposal ("TSD") facilities presently have obtained all approvals, licenses and permits necessary to enable it to conduct its business as it is presently conducted. The failure of the Company's TSD facilities to renew any of their present approvals, licenses and permits, or the termination of any such approvals, licenses or permits, could have a material adverse effect on the Company, its operations and financial condition.

     The Company also provides on-site waste treatment services through its subsidiary, Perma-Fix, Inc. ("PFI"), which provides waste treatment services at the site of the waste generator to convert certain types of characteristic hazardous wastes into non-hazardous waste and treat non-hazardous waste as an alternative to off-site waste treatment and disposal methods. The Company believes that such on-site waste treatment services do not require federal environmental permits provided certain conditions are met, and PFI has received written verification from each state in which it is presently operating that no such permit is required provided certain conditions are met. There can be no assurance that states in which PFI presently does business or the federal government will not change policies or regulations requiring PFI to obtain permits to carry on its on-site activities.

Competitive Conditions

     The Company competes with numerous companies which are able to provide one or more of the environmental services offered by the Company and many of which may have greater financial, human and other resources than the Company. The increased competition in the waste management industry has resulted in reduced gross margin levels which are likely to become further reduced due to several factors: (i) as the industry continues to mature more companies will enter the market; (ii) the current and future competitors of the Company will most likely expand the range of services which they offer; (iii) the waste minimization policies being advocated or instituted by the federal or state governmental authorities and private industry, and (iv) as the Company and its competitors move into new geographic markets, there will be fewer underserved markets available for Company expansion. The increased competition and reduced gross margin levels could have a material adverse effect on the business and financial condition of the Company. See "Risk Factors -- Competition."

     The Company believes that it is a significant participant in the delivery of off-site waste treatment services in the Southeast, Midwest and Southwest. The Company competes with TSD facilities operated by national, regional and independent environmental services firms located within a several hundred mile radius of the Company's facilities.

     The Company's competitors for remediation services include national and regional environmental services firms that may have larger environmental remediation staffs and greater resources than the Company. The Company recognizes its lack of technical and financial resources necessary to compete for larger remediation contracts and therefore, presently concentrates on remediation services projects within its existing customer base or projects in its service area which are too small for companies without a presence in the market to perform competitively.

     Environmental engineering and consulting services provided by the Company through its engineering companies involve competition with larger engineering and consulting firms. The Company believes that it is able to compete with these firms based on its established reputation in its market areas and its expertise in several specific elements of environmental engineering and consulting such as cement kiln waste recycling programs.

     The Company believes that the barriers of entry for companies seeking to compete with the Company in the waste management industry are dependent upon the specific service to be offered. Consequently, the Company believes that its operations which provide certain services are more likely to encounter increased competition in the future. The Company believes that there are no formidable barriers to entry into the on-site treatment business within which the Company operates. Similarly, certain of the Company's non-hazardous waste operations engage in businesses which do not present any formidable barriers of entry. The Company, however, believes that the permitting requirements, and the cost to obtain such permits, may be barriers of entry into the business of providing hazardous and low-level radioactive waste storage, treatment and disposal facilities as presently operated by the Company. The Company believes that its business of providing low level radioactive and hazardous waste recycling of scintillation vials, which requires both a radioactive permit and a hazardous waste permit, has a substantial barrier to entry due to its dual permitting requirements. Currently, there is only one other facility in the United States that provides low level radioactive and hazardous waste recycling of scintillation vials. If, however, the permit requirements for hazardous waste storage, treatment and disposal activities and/or the handling of low level radioactive materials were eliminated or if such permits became easier to obtain, the Company believes that more companies would enter these markets and provide greater competition to the Company, which could have a material adverse effect on the Company, its operations and financial condition.

     The Company believes that, to date, competition has been based primarily on the quality and timeliness of service. The Company believes, however, that as the industry matures, price will become an increasingly important competitive factor. As a result, the revenues generated from, and the profitability of, certain of the Company's services may be reduced as price competition intensifies, and such reduction could have a material adverse effect on the business and financial condition of the Company. Many of the Company's competitors are larger and more established, with greater marketing, financial, human and other resources than the Company and, as a result, may provide significant long-term competition. The Company also expects competition to intensify as technological and other advances are made in the waste treatment fields and as public awareness of the hazardous waste disposal problem increases.

Certain Environmental Expenditures

     For 1996 and due, in part, to the raising of additional equity as a result of the Private Placement, the Company has budgeted capital expenditures of $1,820,000 for improving operations and maintaining RCRA permit compliance at its various TSD facilities. The Company believes that all of these expenditures are materially necessary to remain competitive or to maintain compliance with federal, state or local environmental requirements. As of June 30, 1996, the Company's net purchases of new capital equipment totalled approximately $1,025,000, which was principally funded by the proceeds from the Private Placement, as discussed below. At this time, the Company anticipates financing the remainder of these expenditures by a combination of lease financing and/or utilization of the equity raised in July 1996 through the Private Placement.

     During 1996, the Company has incurred environmental expenditures to comply with federal, state and local regulations at its TSD facilities. Two of the facilities where these expenditures have been made are PFD, which was acquired by the Company in June 1994, and PFM, which was acquired by the Company in December 1993.

     PFD is required to remediate a parcel of leased property ("Leased Property") which was formerly used as a RCRA storage facility that was operated as a storage and solvent recycling facility by a company that was merged with PFD prior to the Company's acquisition of PFD. The Leased Property contains certain contaminated waste in the soils and groundwater. The Company was indemnified by the seller of PFD for costs associated with remediating the Leased Property, which entails remediation of soil and/or groundwater restoration. However, during 1995 the seller filed for bankruptcy. Prior to the acquisition of PFD by the Company, the seller had established a trust fund ("Remediation Trust Fund"), which it funded with the seller's stock, to support the remedial activity on the Leased Property pursuant to the agreement with the Ohio Environmental Protection Agency ("Ohio EPA"). After the Company purchased PFD, it was required to advance $250,000 into the Remediation Trust Fund due to the reduction in the value of the seller's stock that comprised the Remediation Trust Fund, which stock had been sold by the Trustee prior to the seller's filing bankruptcy. The current balance in the trust is approximately $325,000. While the Company believes that its expenditures towards remediation of the Leased Property will not have a material adverse effect upon the Company, no assurance can be made that the remediation process will not prove to be more difficult or costly than anticipated or that the Company's remediation expenditures will not have a material adverse effect on the Company's operations and financial condition. This is a forward looking statement and is subject to certain factors that could cause significant deviations from what is described in the forward looking statement, including, but not limited to, changes in environmental law and regulations, changes in remediation processes or technologies or costs thereof, unanticipated difficulty in remediation, or liquidity problems within the Company. Currently, the Ohio Attorney General has advised PFD that it is considering filing a complaint against PFD regarding the Leased Property. See "Recent Developments."

     The PFM facility is situated in the vicinity of the Memphis Military Defense Depot (the "Defense Facility"), which Defense Facility is listed as a Superfund Site and is adjacent to the Allen Well Field utilized by Memphis Light, Gas & Water to provide public water to Memphis, Tennessee. Prior to the Company's December 1993 acquisition of PFM, gasoline had been detected in the groundwater at the PFM facility and in the acquisition process, the Company assumed certain liabilities to remediate gasoline contaminated groundwater and investigate potential areas of soil contamination on its property, and such remediation is currently underway.  See
"The Company  --Certain Environmental Expenditures."   The previous
owners of PFM installed monitoring and treatment equipment to restore the groundwater to acceptable standards in accordance with federal, state and local authorities. The Company is continuing the aforementioned restoration and anticipates expenditures of approximately $1,050,000 over the next five to ten years to ultimately cure the prior contamination.

     Chlorinated compounds have previously been detected in the groundwater beneath the Defense Facility, as well as in certain production wells in the Allen Well Field. Very low concentrations of certain chlorinated compounds have also been detected in the groundwater beneath the PFM facility and the possible presence of these compounds is currently being investigated. Based upon a study performed by the Company's environmental engineering group, the Company does not believe the PFM facility is the source of the chlorinated compounds in a limited number of production wells in the Allen Well Field and, as a result, does not believe that the presence of the low concentrations of chlorinated compounds at the PFM facility will have a material adverse effect upon the Company. If, however, the Company is determined to be the source of such contamination, any liabilities, obligations to remediate, or penalties associated with such contamination, could have a material adverse effect upon the Company.

Private Placement

     The Series 3 Preferred Stock and the RBB Warrants were issued pursuant to the terms of a Subscription and Purchase Agreement, dated July 17, 1996, between the Company and RBB Bank (the "Subscription Agreement") in the Private Placement. The 5,500 shares of Series 3 Preferred Stock were issued at a price of $1,000 per share and, in connection therewith, the Company granted to RBB Bank the RBB Warrants to purchase up to 2,000,000 shares of the Company's Common Stock, with 1,000,000 shares of Common Stock exercisable at $2.00 per share and 1,000,000 shares of Common Stock exercisable at $3.50 per share. The RBB Warrants are for a term of five (5) years. The Series 3 Preferred Stock is not entitled to any voting rights, except as required by law. Dividends on the Series 3 Preferred Stock accrue at a rate of six percent (6%) per annum, payable semi-annually as and when declared by the Board of Directors, and such dividends are cumulative. Dividends shall be paid, at the option of the Company, in the form of cash or Common Stock of the Company. If the Dividends are paid in Common Stock, each share of outstanding Series 3 Preferred Stock shall receive shares of Common Stock equal to the quotient of (i) six percent (6%) of $1,000 divided by (ii) the average closing bid quotation of the Common Stock as reported on the over-the-counter market, or the closing sale price if listed on a national securities exchange, for the five (5) trading days immediately prior to the applicable dividend declaration date.

     The holder of the Series 3 Preferred Stock may convert into Common Stock of the Company up to (i) 1,833 shares on or after October 1, 1996, (ii) 1,833 shares on or after November 1, 1996, and
(iii) the balance on or after December 1, 1996. The conversion price shall be the product of (i) the average closing bid quotation for the five (5) trading days immediately preceding the conversion date multiplied by (ii) seventy-five percent (75%). The conversion price shall be a minimum of $.75 per share or a maximum of $1.50 per share, with the minimum conversion price to be reduced by $.25 per share each time, if any, after July 1, 1996, the Company sustains a net loss, on a consolidated basis, in each of two (2) consecutive quarters ("Minimum Conversion Price Reduction"). For the purpose of determining whether the Company has had a net loss in each of two
(2) consecutive quarters, at no time shall a quarter that has already been considered in such determination be considered in any subsequent determination. Subject to the closing bid price of the Company's Common Stock at the time of conversion and the other conditions which could increase the number of shares to be issued upon conversion, the Series 3 Preferred Stock, if all were converted, could be converted into between approximately 3,700,000 and approximately 7,300,000 shares of Common Stock, or more pursuant to the Minimum Conversion Price Reduction. See "Summary of Securities Being Offered." The Common Stock issuable on the conversion of the Series 3 Preferred Stock is subject to certain registration rights pursuant to the Subscription Agreement.

     If the Company at any time or from time to time while shares of Series 3 Class C Preferred Stock are issued and outstanding shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or if the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the conversion price in effect immediately before such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate. If the Company shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common stock for no consideration, then the Company shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of shares issuable upon exercise of such rights to acquire Common Stock.

     Under the terms of the RBB Warrants, if the Company at any time while the warrant is outstanding shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or if the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the number of shares of Common Stock issuable upon the exercise of such warrant or the exercise price of such warrant shall be appropriately adjusted such that immediately after the happening of any such event, the proportionate number of shares of Common Stock issuable immediately prior to the happening of such event shall be the number of shares of Common Stock issuable subsequent to the happening of such event.

     The terms of the RBB Warrants also direct that in case of any consolidation or merger of the Company in which the Company is not the surviving entity, or in case of any sale or conveyance by the Company to another entity of all or substantially all of the property of the Company as an entirety or substantially as an entirety, the holder shall have the right thereafter, upon exercise of such warrant, to receive the kind and amount of securities, cash or other property which the holder of the RBB Warrants would have owned or been entitled to receive immediately after such consolidation, merger, sale or conveyance had such warrant been exercised in full immediately prior to the effective date of such consolidation, merger, sale or conveyance.

     Under the terms of the Subscription Agreement, from the net proceeds from the Private Placement (approximately $5,100,000) received by the Company after payment of placement fees to brokers, legal fees and other expenses, the Company purchased from RBB Bank 920,000 shares of Common Stock of the Company acquired by RBB Bank upon conversion of the Company's Series 1 Class A Preferred Stock and Series 2 Class B Convertible Preferred Stock for $1,770,000.
The Company has or intends to use approximately $1,650,000 of the net proceeds from the Private Placement for capital improvements at its various facilities and the balance of the net proceeds to reduce outstanding trade payables and for general working capital.

     If RBB Bank were to acquire approximately 3,700,000 shares of Common Stock upon conversion of the Series 3 Preferred Stock and exercised all of the RBB Warrants, RBB Bank would own approximately 6,860,728 shares of Common Stock, or forty-two percent (42%) of the outstanding shares of Common Stock of the Company, assuming no other shares of Common Stock are issued by the Company, no other warrants or options to purchase Common Stock from the Company are exercised, the Company does not acquire additional shares of Common Stock as treasury stock, and RBB Bank does not dispose of any such shares.
If RBB Bank were to acquire 7,300,000 shares of Common Stock upon conversion of the Series 3 Preferred Stock and exercised all of the RBB Warrants, RBB Bank would own approximately 10,460,728 shares of Common Stock, or approximately fifty-three percent (53%) of the outstanding shares of Common Stock, assuming no other shares of Common Stock are issued by the Company, no other warrants or options are exercised, the Company does not acquire additional shares of Common Stock as treasury shares, and RBB Bank does not dispose of any such shares. See "Risk Factors--Voting Control; Ability to Direct Management."

Availability of Company's Loss Carryovers

     The Company anticipates that its cash flow in future years will benefit to some extent from its ability to utilize net operating loss ("NOL") carryovers from prior periods to reduce the federal income tax payments which it would otherwise be required to make with respect to income generated in future years. As of December 31, 1995, the Company estimates that it had on a consolidated basis available NOL carryovers of approximately $8,100,000 for federal income tax purposes. These NOL carryovers will expire in the years 2006 through 2010 if not used by then.

     The amount of these carryovers has not been audited or approved by the Internal Revenue Service ("IRS") and, accordingly, no assurance can be given that such carryovers will not be reduced as a result of audits in the future. In addition, the ability of the Company to utilize these carryovers in the future will be subject to a variety of limitations applicable to corporate taxpayers generally under both the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury Regulations. These include, in particular, limitations imposed by Code Section 382 ("382 Limitations").

     Section 382 of the Code provides certain limitations on the utilization of NOL carryovers following a more than fifty percent (50%) change (by value) in the stock ownership of a loss company. In general, the limitations imposed by Section 382 apply when, within a three (3) year "testing period," there is more than a fifty (50) percentage point increase in the stock of a company that has an NOL held by one or more persons who own (directly or constructively) at least five percent (5%) of such Company's stock (with persons who separately are less than five percent (5%) shareholders generally being treated in the aggregate as a single shareholder) over the lowest percentage of stock of such company owned by such person(s) at any time during the testing period. The amount of the percentage point increase in stock ownership is calculated for each five percent (5%) shareholder, and the increase of each five percent (5%) shareholder is aggregated with the increases of other 5% shareholders to determine the total percentage point increase in stock ownership. For purposes of these tests, stock issuable upon the exercise of certain options and warrants or upon the conversion of preferred stock may be treated as outstanding.

     The use of approximately $4,500,000 of the approximate $8,100,000 in NOL carryovers as of December 31, 1995, is limited to a certain extent in future years by reason of certain transactions effected during 1996. The 1996 transactions that resulted in the 382 Limitations were the issuance of various series of preferred stock of the Company, including, but not limited to, the Series 3 Preferred Stock to RBB Bank. See "--Private Placement." Each year after 1996, approximately $1,500,000 of the approximate $4,500,000 in 382 Limitations is no longer limited, and after 1999, all of the approximate $8,100,000 in NOL carryovers will be available for use by the Company for federal income tax purposes, except to the extent such has been previously used to reduce the Company's federal income tax payments or such has been reduced by the IRS in connection with audits conducted by the IRS.

                            RECENT DEVELOPMENTS

     The following are all material changes in the Company's affairs which have occurred since the end of December 31, 1995, and which have not been described in a report on Form 10-Q or Form 8-K filed under the Exchange Act or as otherwise discussed in other sections of this Prospectus:

Ohio Attorney General Negotiations:

     The Ohio Attorney General has advised PFD that it is considering filing a complaint (the "Complaint") against PFD alleging that PFD had violated certain of Ohio's hazardous waste laws regarding ordered compliance with an EPA approved "Closure Plan" for the Leased Property. The Ohio Attorney General alleges that PFD has not met either timetables or financial assurance requirements which were part of the Closure Plan. The Company is currently negotiating a consent order with the Attorney General of Ohio under which the Company believes it will agree to undertake closure of the Leased Property in an EPA approved manner. The Company believes that the consent order will also require PFD to pay a civil penalty to the State of Ohio in an amount which has not yet been determined ("Civil Penalty"), and to supply financial assurance, in the form of a bond or similar trust agreement, of approximately $350,000 to ensure adequate funding for completing the Closure Plan. The Company currently maintains such a trust fund, which trust fund presently has approximately $325,000 in funds therein. See "The Company--Certain Environmental Expenditures."
The Company believes that the Civil Penalty assessed pursuant to the consent order will not be of sufficient size that payment thereof by the Company will have a material adverse effect upon the Company. This is a forward looking statement and is subject to certain factors that could cause variation from what is described in such forward looking statement, including, but not limited to, the Company's inability to come to a suitable agreement with the Attorney General of Ohio or the Ohio EPA, the Company's inability to provide adequate financial assurance due to lack of liquidity, credit difficulties or lack of available external financing, or the applicable court's refusal to accept the consent order as drafted.


Anti-Dilution Adjustments to Certain Previous Outstanding Warrants:

     In addition to the Common Stock issuable upon conversion of the Series 3 Preferred Stock and upon exercise of the warrants for Common Stock covered by this Prospectus, there are other outstanding warrants for the purchase of Common Stock which have been previously issued by the Company ("Previous Warrants"). The terms of certain of the Previous Warrants contain certain anti-dilution provisions ("Anti-Dilution Provisions") which are triggered upon the Company's issuance of additional Common Stock for less than the exercise price per share of such Previous Warrants or upon the Company's issuance of warrants or convertible securities which are exercisable or convertible into Common Stock of the Company for a price per share less than the exercise price per share of such Previous Warrants. The Anti-Dilution Provisions of certain of the Previous Warrants have been triggered by the Company's issuance, subsequent to the issuance of such Previous Warrants, of Common Stock, warrants, and convertible preferred stock, including, but not limited to, the Series 3 Preferred Stock and the warrants exercisable for Common Stock covered by this Prospectus. The exercise of the Previous Warrants, as originally issued, would have resulted in the issuance of approximately 5,092,060 shares of Common Stock at exercise prices ranging from approximately $2.375 to approximately $6.025 per share. As a result of the application of the Anti-Dilution Provisions, the exercise of the Previous Warrants would now result in the issuance of approximately 6,893,697 shares of Common Stock at prices ranging from approximately $1.98 to approximately $4.12 per share as of the date of this Prospectus. Further adjustments to the Previous Warrants may be necessary under the Anti-Dilution Provisions of the Previous Warrants. As of October 15, 1996 the closing bid price of the Company's Common Stock on the NASDAQ was $1.9375 per share.

                              USE OF PROCEEDS

     The Company will not receive any part of the proceeds of the sale or transactions (other than the exercise price of the outstanding warrants discussed in this Prospectus) made by the Selling Shareholders. The Company would receive approximately [$7,575,000] if all outstanding warrants held by all of the Selling Shareholders covering that portion of the shares of Common Stock included in this Prospectus were exercised. See "Plan Of Distribution." Any proceeds received by the Company from the exercise of such warrants, less the Company's share of the estimated expenses of the cost of this Offering, will be used by the Company for general corporate purposes.

     The Company has agreed to pay all costs and fees relating to the registration of the Common Stock covered by this Prospectus, except for any discounts, concessions or commissions payable to underwriters, dealers or agents incident to the offering of the securities covered by this Prospectus and any legal fees incurred by any Selling Shareholders relating to this offering.


                    SUMMARY OF SECURITIES BEING OFFERED

     This Prospectus covers approximately 3,700,000 shares of Common Stock which may be issued upon conversion of the 5,500 shares of Series 3 Preferred Stock issued by the Company to RBB Bank in connection with the Private Placement ("Conversion Shares"), 2,000,000 shares of Common Stock issuable upon the exercise of the RBB Warrants, each for 1,000,000 shares of Common Stock, which were also previously issued by the Company to RBB Bank in connection with the Private Placement ("Warrant Shares"), and 330,000 shares that the Company may issue in payment of dividends that accrue on the Series 3 Preferred Stock pursuant to the Subscription Agreement ("Dividend Shares") for a twenty-four (24) month period from the date of issuance of the Series 3 Preferred Stock pursuant to the terms of the Series 3 Preferred Stock, assuming the price of the Common Stock is $2.00 per share at the time of such dividends. This Prospectus also covers the 1,420,000 shares issuable upon the exercise of nine warrants which were previously issued to Carey, Charles, Search, Rosen, Blair, and Gorlin ("Additional Warrant Shares").

     Under the terms of the Private Placement, the Company agreed to use reasonable efforts to register the Conversion Shares and the Warrant Shares under the Act. The Series 3 Preferred Stock and the RBB Warrants were issued pursuant to the terms of the Subscription Agreement. The 5,500 shares of Series 3 Preferred Stock were issued at a price of $1,000 per share and, in connection therewith, the Company granted to RBB Bank the RBB Warrants to purchase up to 2,000,000 shares of the Company's Common Stock, with 1,000,000 shares of Common Stock exercisable at $2.00 per share and 1,000,000 shares of Common Stock exercisable at $3.50 per share. The number of shares of Common Stock that may be acquired upon conversion of the Series 3 Preferred Stock or upon exercise of the RBB Warrants and the exercise price thereof are subject to adjustment under the anti-dilution provisions of the Series 3 Preferred Stock and the RBB Warrants. See "The Company--Private Placement." The RBB Warrants are for a term of five (5) years. The Series 3 Preferred Stock is not entitled to any voting rights, except as required by law. Dividends on the Series 3 Preferred Stock accrue at a rate of six percent (6%) per annum, payable semi-annually as and when declared by the Board of Directors, and such dividends are cumulative. Dividends shall be paid, at the option of the Company, in the form of cash or Common Stock of the Company, and, as a result, this Prospectus also covers the Dividend Shares. See "The Company-- Private Placement." While the conversion of the Series 3 Preferred Stock could result in the issuance of up to approximately 7,300,000 shares of Common Stock, or more under certain limited circumstances, the terms of the Private Placement require the Company to use reasonable efforts to register only approximately 3,700,000 shares to be issued upon such conversion, which 3,700,000 shares would be the approximate amount issued upon such conversion, assuming the average of the closing bid prices of the Company's Common Stock over the five (5) trading days immediately preceding the conversion date or dates equals or exceeds $2.00 per share.

     Also covered by this Prospectus are the Additional Warrant Shares, all issuable upon the exercise of the various warrants described hereafter and at the various prices indicated and subject to the described terms of these warrants, including: (i) 295,000 shares of Common Stock issuable upon the exercise of two (2) warrants previously issued by the Company to Carey, one for 195,000 shares issued in connection with a previous offshore transaction to RBB Bank and exercisable at $0.73 per share and one for 100,000 shares issued in connection with the Private Placement and exercisable at $1.75 per share; (ii) 450,000 shares of Common Stock issuable upon the exercise of one (1) warrant previously issued by the Company to Charles in connection with the Private Placement and exercisable at $1.50 per share; (iii) 175,000 shares of Common Stock issuable upon the exercise of three (3) warrants previously issued by the Company to Search in connection with services rendered by Search for the Company, of which 125,000 are exercisable at $1.06 per share, and 50,000 are exercisable at $1.50 per share; (iv) 100,000 shares of Common Stock issuable upon the exercise of one (1) warrant previously issued by the Company to Rosen in connection with services rendered by Rosen to the Company and exercisable at $1.75 per share; (v) 200,000 shares of Common Stock issuable upon the exercise of one (1) warrant previously issued by the Company to Blair in connection with the Private Placement and exercisable at $1.75 per share; and (vi) 200,000 shares of Common Stock issuable upon the exercise of one (1) warrant previously issued by the Company to Gorlin, a director of the Company, exercisable at $1.75 per share.

     Under the terms of the warrants covering the Additional Warrant Shares, if, at any time or from time to time after the date of each warrant, the Company shall (a) pay a dividend on its Common Stock in shares of Common Stock, (b) subdivide its outstanding shares of Common Stock into a greater number of shares, (c) combine its outstanding shares of Common Stock into a smaller number of shares, or (d) issue by reclassification of its Common Stock any shares of any other class of capital stock of the Company, the number of shares to issue pursuant to the warrant and the exercise price of the warrant in effect immediately prior to such event shall be adjusted so that, upon exercise of such warrant, the holder shall be entitled to purchase under such warrant, without additional consideration therefor, the number of shares of Common Stock or other capital stock of the Company which he would have owned or been entitled to purchase immediately following the happening of any of the events described in this paragraph as (a), (b) or (c) had such warrant been exercised and the holder become the holder of record of the shares purchased pursuant to the warrant immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution or the effective date of such subdivision, combination or reclassification at a exercise price equal to the aggregate consideration which the holder would have had to pay for such shares issued pursuant to the warrant immediately prior to such event divided by the number of shares issued pursuant to the warrant the holder is entitled to receive immediately after such event. If, as a result of an adjustment made as described in this paragraph, the holder of this warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of capital stock or shares of Common Stock and any other class of capital stock of the company, the Board of Directors (whose determination shall be conclusive and shall be described in a written notice to all holders of the warrants promptly after such adjustment) shall determine the allocation of the adjusted exercise price of the warrant between or among shares of such classes of capital stock or shares of Common Stock and such other class of capital stock.

     The terms of the warrants covering the Additional Warrant Shares also direct that in case of any consolidation or merger to which the Company is a party, other than a merger or consolidation in which the Company is the continuing or surviving corporation, or in case of any sale or conveyance to another entity of all or substantially all of the property of the Company as an entirety or substantially as an entirety, the holder of the warrant shall have the right thereafter, upon exercise of this warrant, to receive the kind and amount of securities, cash or other property which he would have owned or been entitled to receive immediately after such consolidation, merger, sale or conveyance had this warrant been exercised immediately prior to the effective date of such consolidation, merger, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application thereafter with respect to the rights and interests of the holder of this warrant to the end that the provisions of this paragraph and the preceding paragraph thereafter shall be correspondingly applicable, as nearly as may reasonably be, to such securities and other property.

     Additionally, under the terms of the warrants covering the Additional Warrant Shares, if the Company shall distribute pro rata to all of the holders of its then outstanding shares of Common Stock
(a) securities, other than shares of Common Stock or stock options, or (b) property, other than cash, without payment therefor, then, and in each such case, the holder of this warrant, upon its exercise, shall be entitled to receive the securities and property which such holder would hold on the date of such exercise if, on the date of this warrant, the holder had been the holder of record of the number of shares of the Common Stock subscribed for upon such exercise and, during the period from the date of this warrant to and including the date of such exercise, had retained such shares and the securities and properties receivable by the holder during such period.

                         SELLING SECURITY HOLDERS

     The following table sets forth, as of September 30, 1996, the name of each Selling Shareholder, the amount of shares beneficially owned prior to the Offering, the number of shares of Common Stock offered hereby, and the amount of shares beneficially owned after the Offering (assuming that all shares of Common Stock being offered hereby are sold and that such are outstanding) and the percentage of Common Stock beneficially owned after completion of the Offering
(assuming that all shares of Common Stock being offered hereby are sold and that such are outstanding).


                                                                    Percent-
                                                                    age of
                                                      Common        Common
                                                       Stock         Stock
                                Common                Benefic-      Benefic-
                                 Stock                 ially         ially
                                Benefic-               Owned         Owned
                                 ially      Common     After         After
                                 Owned      Stock    Completion    Completion
                                Prior to    Being       of            of
   Selling Stockholder         Offering(1)  Offered   Offering(9)  Offering(9)
__________________________    _________   _________  __________   ___________
RBB Bank
Aktiengesellschaft(2)         6,861,728   6,030,000    830,728       4.9%

J. P. Carey Enterprises,
 Inc.(3)                        295,000     295,000      -             -

J W Charles Financial
Services, Inc.(4)               450,000     450,000      -             -

Search Group Capital,
Inc.(5)                         175,000     175,000      -             -

Marvin S. Rosen(6)              100,000     100,000      -             -

D. H. Blair Investment
Banking Corp.(7)                698,117     200,000    498,117        3.0%

Steve Gorlin(8)                 808,024     200,000    608,024        3.6%
___________________________

(1) Includes shares to be acquired upon the exercise of outstanding warrants, whether or not such may be acquired during the next sixty (60) days.

(2) The shares of Common Stock included as beneficially owned by RBB Bank in this table are shares that RBB Bank would be entitled to receive upon exercise of all of the RBB Warrants and conversion of all of the Series 3 Preferred Stock held by RBB Bank (assuming that the average of the closing bid prices of the Common Stock for the five (5) trading days prior to conversion equals or exceeds $2.00 per share), and the number of shares of Common Stock noted is based on the assumption that RBB Bank converted such shares of Series 3 Preferred Stock into the maximum number possible. Does not include shares of Common Stock that RBB Bank may receive in payment of the accrued dividends on the Series 3 Preferred Stock.

(3) J. P. Carey Enterprises, Inc. currently provides investment banking services to the Company.

(4) J W Charles Financial Services, Inc. ("Charles") currently provides investment banking services to the Company. In August, 1996, the Company and Charles entered into a Financial Consulting Agreement, whereby Charles agreed to provide certain financial consulting services for the Company. The Company agreed, pursuant to the Financial Consulting Agreement, to pay to Charles $12,000 per month and to grant to Charles the warrant to purchase up to 450,000 shares of Common Stock, which Common Stock covered by such warrant is included with the coverage of this Prospectus. The Financial Consulting Agreement is for a term of one (1) year, subject to earlier termination by either party upon thirty
     (30) days written notice.

(5) Search Group Capital, Inc. currently provides consulting services to the Company.

(6)  Marvin S. Rosen  currently provides consulting services to the Company.

(7) D. H. Blair Investment Banking Corp. currently provides investment banking services to the Company.

(8) Mr. Gorlin is a director of the Company and beneficially owns more than five percent (5%) of the Company's outstanding shares of Common Stock as of the date of this Prospectus.

(9) Assumes (i) all shares of Common Stock covered by this Offering are sold, including, but not limited to, the approximate 3,700,000 shares of Common Stock to be acquired upon the conversion of the Series 3 Preferred Stock and Common Stock to be acquired upon the exercise of warrants outstanding as of the date of this Prospectus, (ii) that such Selling Shareholders do not acquire beneficial ownership of any additional shares of Common Stock after the date of this Prospectus, and (iii) that the Company does not issue any additional shares of Common Stock after the date of this Prospectus other than in connection with the conversion of the Series 3 Preferred Stock and the exercise of the warrants covering the shares of Common Stock included within this Prospectus. Based on outstanding Common Stock of 16,816,035 shares.

                           PLAN OF DISTRIBUTION

     Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Shareholders. The Selling Shareholders will act independently of the Company in making decisions with respect to the timing, market, or otherwise at prices related to the then current market price or in negotiated transactions. The Common Stock covered by this Prospectus may be sold by the Selling Shareholders in one or more transactions on the NASDAQ and the BSE or otherwise at market prices then prevailing or in privately negotiated transactions. The shares may be sold by one or more of the following: (i) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (ii) purchases and resale by a broker-dealer for its account pursuant to this Prospectus, and (iii) a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has not been advised by the Selling Shareholders that they have, as of the date hereof, made any arrangements relating to the distribution of the Securities covered by this Prospectus, except that certain of the Selling Shareholders are broker-dealers. See "Selling Security Holders." In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate, and, in such case, broker-dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to sale.

     In offering the Securities, the Selling Shareholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act") in connection with such sales, and any profits realized by the Selling Shareholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any shares covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

     During such time as the Selling Shareholders may be engaged in a distribution of Common Stock included herein such Shareholder is required to comply with Rules 10b-6 and 10b-7 under the Exchange Act (as those Rules are described in more detail below) and, in connection therewith, that they may not engage in any stabilization activity, except as permitted under the Exchange Act, are required to furnish each broker-dealer through which Common Stock included herein may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities except as permitted under the Exchange Act.

     Rule 10b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are subject of the distribution. Rule 10b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     The Company will pay only that portion of the expenses incident to this offering as described in the "Use of Proceeds."


                               LEGAL OPINION

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Conner &
Winters, a Professional Corporation, Oklahoma City, Oklahoma.


                                  EXPERTS

     The financial statements and schedules incorporated by reference in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Coopers & Lybrand LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving such reports. Reference is made to the report for the year ended December 31, 1995, issued by Arthur Andersen LLP, which contains a going concern modification.

No dealer, salesman or other
person has been authorized to
give any information not con-
tained in this Prospectus and,
if given or made, such infor-
mation or representations must
not be relied upon as having
been authorized by the Company.
This Prospectus does not con-
stitute an offer to sell or a                   7,450,000 Shares
solicitation of an offer to                      of Common Stock
buy any of the securities
offered hereby in any juris-
diction to any person to whom                Perma-Fix Environmental
it is unlawful to make such                      Services, Inc.
offer in such jurisdiction.
Neither the delivery of this
Prospectus nor any sale here-
under shall under any circum-
stances create any implication
that there has been no change
in the affairs of the Company
since the date hereof.
   _______________________

      Table of Contents                          Common Stock
                             Page
                             ____

Available Information . . . . . 3

Incorporation by
  Reference . . . . . . . . . . 3

Risk Factors. . . . . . . . .4-11               ______________

The Company . . . . . . . . 11-17                 Prospectus
                                                ______________
Recent Developments . . . . . .18

Use of Proceeds . . . . . . . .18

Summary of Securities
  Being Offered . . . . . . 19-21

Selling Security Holders. . 21-22

Plan of Distribution. . . . 22-23

Legal Opinion . . . . . . . . .23              October ___, 1996

Experts . . . . . . . . . . . .23

                                   PART II
                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution


     Nature of Expense

     SEC Registration Fee . . . . . . . . . . . . . . $ 4,814.87
     Legal Fees (Including Blue Sky). . . . . . . . . $25,000.00
     Accounting Fees and Expenses . . . . . . . . . . $13,000.00
     Printing . . . . . . . . . . . . . . . . . . . . $ 5,000.00
     Miscellaneous. . . . . . . . . . . . . . . . . . $ 2,500.00
                                                      __________

                    Total                             $50,314.87


The foregoing expenses, except for the registration fee, are estimated pursuant to Item 511 of Regulation S-K.


Item 15.  Indemnification of Officers and Directors

     Section 145 of the Delaware Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnification.

     Article EIGHTH of the Company's Restated Certificate of
Incorporation provides as follows with respect to the indemnification of officers and directors of the Company:

     All persons who the Corporation is empowered to indemnify pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Corporation to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. No repeal or amendment of this Article EIGHTH shall adversely affect any rights of any person pursuant to this Article EIGHTH which existed at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

     The Company's Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for any monetary damages for breaches of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.  Exhibits

Exhibit
  No.                         Description
_______                       ____________

  4.1     Offshore Securities Subscription Agreement, dated
          February 9, 1996, between the Company and RBB Bank
          Aktiengesellschaft, as incorporated by reference from
          Exhibit 4.10 to the Company's Form 10-K for the year ended December 31, 1995.

  4.2     Offshore Securities Subscription Agreement, dated
          February 22, 1996, between the Company and RBB Bank
          Aktiengesellschaft, as incorporated by reference from
          Exhibit 4.11 to the Company's Form 10-K for the year ended December 31, 1995.

  4.3 Subscription and Purchase Agreement, dated July 17, 1996, between the Company and RBB Bank Aktiengesellschaft, as incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q for the quarter ended June 30, 1996.

  4.4 Certificate of Designations relating to Series 3 Preferred Stock, attached as part of Exhibit 4.9 hereof and incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q for the quarter ended June 30, 1996.

  4.5 Form of Certificate for Series 3 Preferred Stock, as incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q for the quarter ended June 30, 1996.

  4.6 Common Stock Purchase Warrant Certificate, dated July 19, 1996, granted to RBB Bank Aktiengesellschaft, as incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 1996.

  4.7 Common Stock Purchase Warrant Certificate, dated July 19, 1996, between the Company and RBB Bank Aktiengesellschaft, as incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 1996.

  4.8 Common Stock Purchase Warrant Certificate No. 1-9-96, dated September 16, 1996, between the Company and J.P. Carey
          Enterprises, Inc.

  4.9 Common Stock Purchase Warrant Certificate No. 2-9-96, dated September 16, 1996, between the Company and J.P. Carey
          Enterprises, Inc.

  4.10 Common Stock Purchase Warrant Certificate No. 3-9-96, dated September 16, 1996, between the Company and J W Charles
          Financial Services, Inc.

  4.11 Common Stock Purchase Warrant Certificate No. 4-9-96, dated September 16, 1996, between the Company and Search Group Capital, Inc.

  4.12 Common Stock Purchase Warrant Certificate No. 5-9-96, dated September 16, 1996, between the Company and Search Group Capital, Inc.

  4.13 Common Stock Purchase Warrant Certificate No. 6-9-96, dated September 16, 1996, between the Company and Search Group Capital, Inc.

  4.14 Common Stock Purchase Warrant Certificate No. 7-9-96, dated September 16, 1996, between the Company and Marvin S.
          Rosen.

  4.15 Common Stock Purchase Warrant Certificate No. 8-9-96, dated September 16, 1996, between the Company and D.H. Blair
          Investment Banking Corporation.

  4.16 Common Stock Purchase Warrant Certificate No. 9-9-96, dated September 16, 1996, between the Company and Steve Gorlin.

  5.1     Opinion of Conner & Winters, a Professional Corporation.

 23.1     Consent of Arthur Andersen LLP.

 23.2     Consent of Coopers & Lybrand LLP.

 23.3 Consent of Conner & Winters, as contained in Exhibit 5.1 herein.

 24.1     Power of Attorney (included on signature page).

 99.1 Financial Consulting Agreement between the Company and J W Charles Financial Services, Inc., dated August 6, 1996.


Item 17.  Undertakings

          The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration
     Statement:

               (i)  To include any prospectus required by Section
          10(a)(3) of the Securities Act of 1933, as amended (the
          "Securities Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                             SIGNATURES FOR S-3

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on the 17th day of October, 1996.

                                   PERMA-FIX ENVIRONMENTAL
                                   SERVICES, INC.



                                   By:  /s/ Dr. Louis F. Centofanti
                                      ______________________________
                                       Dr. Louis F. Centofanti
                                       Chairman, President and
                                       Chief Executive Officer

                              POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Dr. Louis F. Centofanti as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do them in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


 /s/ Dr. Louis F. Centofanti  Chairman of the     October 17, 1996
 ___________________________  Board of Directors,
 Dr. Louis F. Centofanti      President and Chief
                              Executive Officer
                              (Principal Execu-
                              tive Officer)

 /s/ Richard T. Kelecy        Chief Financial     October 17, 1996
____________________________  Officer
Richard T. Kelecy             (Principal Finan-
                              cial and Account-
                              ing Officer)


 /s/ Mark A. Zwecker          Director            October 17, 1996
_____________________________
Mark A. Zwecker


 /s/ Steve Gorlin             Director            October 17, 1996
_____________________________
Steve Gorlin

                                EXHIBIT INDEX


Exhibit No.                   Description                   Page No.
___________                   ___________                   ________

   4.1 Offshore Securities Subscription Agreement, dated February 9, 1996, between the Company and RBB Bank Aktiengesellschaft, as incor-porated by reference from Exhibit 4.10 to the Company's Form 10-K for the year ended December 31, 1995.

   4.2 Offshore Securities Subscription Agreement, dated February 22, 1996, between the Company and RBB Bank Aktiengesellschaft, as incor-porated by reference from Exhibit 4.11 to the Company's Form 10-K for the year ended
               December 31, 1995.

   4.3 Subscription and Purchase Agreement, dated July 17, 1996, between the Company and RBB Bank Aktiengesellschaft, as incorporated by reference from Exhibit 4.4 to the Company's Form 10-Q for the quarter ended June 30, 1996.

   4.4 Certificate of Designations relating to Series 3 Preferred Stock, attached as part of Exhibit
               4.9 hereof and incorporated by reference from
               Exhibit 4.4 to the Company's Form 10-Q for the quarter ended June 30, 1996.

   4.5 Form of Certificate for Series 3 Preferred Stock, as incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q for the quarter ended June 30, 1996.

   4.6 Common Stock Purchase Warrant Certificate, dated July 19, 1996, granted to RBB Bank Aktiengesellschaft, as incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 1996.

   4.7 Common Stock Purchase Warrant Certificate, dated July 19, 1996, between the Company and RBB Bank Aktiengesellschaft, as incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 1996.

   4.8         Common Stock Purchase Warrant Certificate No.
               1-9-96, dated September 16, 1996, between the Company and J.P. Carey Enterprises, Inc.

   4.9         Common Stock Purchase Warrant Certificate
               No. 2-9-96, dated September 16, 1996,
               between the Company and J.P. Carey
               Enterprises, Inc.

   4.10        Common Stock Purchase Warrant Certificate
               No. 3-9-96, dated September 16, 1996,
               between the Company and J W Charles
               Financial Services, Inc.

   4.11        Common Stock Purchase Warrant Certificate
               No. 4-9-96, dated September 16, 1996,
               between the Company and Search Group
               Capital, Inc.

   4.12        Common Stock Purchase Warrant Certificate
               No. 5-9-96, dated September 16, 1996,
               between the Company and Search Group
               Capital, Inc.

   4.13        Common Stock Purchase Warrant Certificate
               No. 6-9-96, dated September 16, 1996,
               between the Company and Search Group
               Capital, Inc.

   4.14        Common Stock Purchase Warrant Certificate
               No. 7-9-96, dated September 16, 1996,
               between the Company and Marvin S. Rosen.

   4.15        Common Stock Purchase Warrant Certificate
               No. 8-9-96, dated September 16, 1996,
               between the Company and D.H. Blair
               Investment Banking Corporation.

   4.16        Common Stock Purchase Warrant Certificate
               No. 9-9-96, dated September 16, 1996,
               between the Company and Steve Gorlin.

   5.1         Opinion of Conner & Winters, a Profes-
               sional Corporation.

  23.1         Consent of Arthur Andersen LLP.

  23.2         Consent of Coopers & Lybrand LLP.

  23.3 Consent of Conner & Winters, as contained in Exhibit 5.1 herein.

  24.1 Power of Attorney (included on signature page).

  99.1         Financial Consulting Agreement between
               the Company and J W Charles Financial
               Services, Inc., dated August 6, 1996.